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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


14 February 2003


                       TAKEOVER AND MERGER PROPOSAL UPDATE
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The Board of Jupiters wishes to advise that a board meeting has been convened for Saturday, 1 March 2003 for the purpose of considering any final takeover proposal from TABCORP Holdings Limited and any final merger proposal with UNiTAB Limited.

The Board intends to reach a decision on that day as to its recommendations to the shareholders of Jupiters.

Any proposal will be subject to a number of conditions including approval of the Treasurer of the State of Queensland and other regulatory approvals.



LAWRENCE J WILLETT
CHAIRMAN OF DIRECTORS


For further information please telephone:

Mr Graham Canning
Tel: 02 9252 0622
Mobile: 0418 866 214

or Mr Nigel Kassulke
Tel: 02 9252 0622
Mobile: 0407 904 874

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Jupiters  Limited  is a public listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast and Treasury Casino in Brisbane, as well as holding an investment in and the management contract for the Townsville casino. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has over 21,000 investors in ordinary shares, over 5,200 Jupiters RPS securityholders and employs over 5,000 staff.


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